UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Hortonworks, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

440894103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 440894103	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS Index Ventures IV (Jersey) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,042,130
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,042,130
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,042,130
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.25%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 440894103	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS Index Ventures IV Parallel Entrepreneur Fund (Jersey) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 100,334
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 100,334
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,334
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.12%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 440894103	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS Index Ventures Associates IV Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,151,666
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,151,666
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,151,666
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.38%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 440894103	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS Index Ventures V (Jersey) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,126,746
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,126,746
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,126,746
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.35%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 440894103	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS Yucca (Jersey) SLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 23,581
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 23,581
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,581
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 440894103	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,129
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,129
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,129
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.01%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 440894103	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS Index Venture Associates V Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,150,254
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,150,254
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,254
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.38%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1(a).	Name of Issuer:

Hortonworks, Inc. (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5470 Great America Parkway, Santa Clara, CA 95054

Item 2(a).	Name of Person Filing:

i.	Index Ventures IV (Jersey) L.P.

ii.	Index Ventures IV Parallel Entrepreneur Fund (Jersey) L.P.

iii.	Index Venture Associates IV Limited

iv.	Index Ventures V (Jersey) L.P.

v.	Yucca (Jersey) SLP

vi.	Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P.

vii.	Index Venture Associates V Limited

Item 2(b).	Address of Principal Business Office or, if none, Residence:

i.	44 Esplanade, St. Helier, Jersey, Channel Islands, JE4 9WG

ii.	44 Esplanade, St. Helier, Jersey, Channel Islands, JE4 9WG

iii.	44 Esplanade, St. Helier, Jersey, Channel Islands, JE4 9WG

iv.	44 Esplanade, St. Helier, Jersey, Channel Islands, JE4 9WG

v.	44 Esplanade, St. Helier, Jersey, Channel Islands, JE4 9WG

vi.	44 Esplanade, St. Helier, Jersey, Channel Islands, JE4 9WG

vii.	44 Esplanade, St. Helier, Jersey, Channel Islands, JE4 9WG

Item 2(c).	Citizenship:

i.	Jersey

ii.	Jersey

iii.	Jersey

iv.	Jersey

v.	Jersey

vi.	Jersey

vii.	Jersey

Item 2(d).	Title and Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

440894103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

Page 9 of 16 Pages

(e) ☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) ☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) ☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) ☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

Item 4.	Ownership.

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover pages to this Schedule 13G. Ownership is stated as of December 31, 2018 and the ownership percentages are based on 83,585,542 shares of Common Stock outstanding as of November 1, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018, as filed with the Securities and Exchange Commission on November 8, 2018.

Index Ventures IV (Jersey) L.P. (“Index Ventures IV”) is the owner of record of 1,042,130 shares of Common Stock and Index Ventures IV Parallel Entrepreneur Fund (Jersey) L.P. (“Index Ventures IV Parallel” and together with Index Ventures IV, the “Index IV Funds”) is the owner of record of 100,334 shares of Common Stock. As the managing general partner of the Index IV Funds, Index Venture Associates IV Limited (“Index IV Limited”) may be deemed to have shared dispositive power and shared voting power over the Common Stock owned by the Index IV Funds.

Index Ventures V (Jersey) L.P. (“Index Ventures V”) is the owner of record of 1,126,746 shares of Common Stock and Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P. (“Index Ventures V Parallel” and together with Index Ventures V, the “Index V Funds”) is the owner of record of 9,129 shares of Common Stock. As the managing general partner of the Index V Funds, Index Venture Associates V Limited (“Index V Limited”) may be deemed to have shared dispositive power and shared voting power over the shares of Common Stock owned by the Index V Funds.

Yucca (Jersey) SLP (“Yucca”) is the owner of record of 23,581 shares of Common Stock. Yucca administers the co-investment vehicle that is contractually required to mirror the Index IV Funds’ and Index V Funds’ investment. As a result, Index IV Limited and Index V Limited may be deemed to have shared dispositive and shared voting power over Yucca’s Common Stock by virtue of its shared dispositive power over and shared voting power over the shares of Common Stock owned by the funds.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

Page 10 of 16 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 2.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer and of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 11 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2019

INDEX VENTURES IV (JERSEY) L.P.

By:	/s/ Sinead Meehan
	Name:	Sinead Meehan
	Title:	Director

INDEX VENTURES IV PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.

By:	/s/ Sinead Meehan
	Name:	Sinead Meehan
	Title:	Director

INDEX VENTURE ASSOCIATES IV LIMITED

By:	/s/ Sinead Meehan
	Name:	Sinead Meehan
	Title:	Director

YUCCA (JERSEY) SLP

By:	Intertrust Employee Benefit Services Limited as authorized signatory of Yucca (Jersey) SLP in its capacity as an Administrator of the Index Co-Investment Scheme

By:	/s/ Alex di Santo
	Name:	Alex di Santo
	Title:	Authorized Signatory

By:	/s/ Sarah Earles
	Name:	Sarah Earles
	Title:	Authorized Signatory

INDEX VENTURES V (JERSEY) L.P.

By:	/s/ Sinead Meehan
	Name:	Sinead Meehan
	Title:	Director

Page 12 of 16 Pages

INDEX VENTURES V PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.

By:	/s/ Sinead Meehan
	Name:	Sinead Meehan
	Title:	Director

INDEX VENTURE ASSOCIATES V LIMITED

By:	/s/ Sinead Meehan
	Name:	Sinead Meehan
	Title:	Director

Page 13 of 16 Pages

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(1) under the Act, hereby agrees and acknowledges that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock and the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated: February 7, 2019

INDEX VENTURES IV (JERSEY) L.P.

By:	/s/ Sinead Meehan
	Name:	Sinead Meehan
	Title:	Director

INDEX VENTURES IV PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.

By:	/s/ Sinead Meehan
	Name:	Sinead Meehan
	Title:	Director

INDEX VENTURE ASSOCIATES IV LIMITED

By:	/s/ Sinead Meehan
	Name:	Sinead Meehan
	Title:	Director

YUCCA (JERSEY) SLP

By:	Intertrust Employee Benefit Services Limited as authorized signatory of Yucca (Jersey) SLP in its capacity as an Administrator of the Index Co-Investment Scheme

By:	/s/ Alex di Santo
	Name:	Alex di Santo
	Title:	Authorized Signatory

By:	/s/ Sarah Earles
	Name:	Sarah Earles
	Title:	Authorized Signatory

INDEX VENTURES V (JERSEY) L.P.

By:	/s/ Sinead Meehan
	Name:	Sinead Meehan
	Title:	Director

Page 14 of 16 Pages

INDEX VENTURES V PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.

By:	/s/ Sinead Meehan
	Name:	Sinead Meehan
	Title:	Director

INDEX VENTURE ASSOCIATES V LIMITED

By:	/s/ Sinead Meehan
	Name:	Sinead Meehan
	Title:	Director

Page 15 of 16 Pages

Exhibit 2

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THIS GROUP

Index Ventures IV (Jersey) L.P. (“Index Ventures IV”), Index Ventures IV Parallel Entrepreneur Fund (Jersey) L.P. (“Index Ventures IV Parallel”), Index Venture Associates IV Limited (“Index IV Limited”), Yucca Jersey SLP (“Yucca”), Index Ventures V (Jersey) L.P. (“Index Ventures V”), Index Ventures V Parallel Entrepreneur Fund (Jersey), L.P. (“Index Ventures V Parallel”) and Index Venture Associates V Limited (“Index V Limited”) are filing this statement on Schedule 13G as a group.

Index Ventures IV is a Jersey (Channel Islands) partnership. Its managing general partner is Index IV Limited.

Index Ventures IV Parallel is a Jersey (Channel Islands) partnership. Its managing general partner is Index IV Limited.

Yucca is a Jersey (Channel Islands) separate limited partnership. Its corporate general partner is an affiliate of Index IV Limited and Index V Limited.

Index Ventures V is a Jersey (Channel Islands) partnership. Its managing general partner is Index V Limited.

Index Ventures V Parallel is a Jersey (Channel Islands) partnership. Its managing general partner is Index V Limited.

Page 16 of 16 Pages